

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 15, 2007

Mr. Chris Tong
Chief Financial Officer
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, TX 77067

> **Re:** **Noble Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **Response Letters Dated March 1, 2007 and January 9, 2007**
> **File No. 001-07964**

Dear Mr. Tong:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief